EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, as amended

GBank Financial Holdings Inc. (“we”, “us”, “our”, and our “Company”) has the following class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Voting Common Stock, par value $0.0001 per share (“Common Stock”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation (the “Articles of Incorporation”) and our Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Articles of Incorporation, Bylaws, and the applicable provisions of the Nevada Revised Statutes for additional information.

Authorized Shares

We are authorized to issue the following three classes of shares: (i) 50,000,000 shares of Voting Common Stock, par value $0.0001 per share; (ii) 30,000,000 shares of Nonvoting Common Stock, par value $0.0001 per share; and (iii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).

Voting Rights

Holders of shares of our Common Stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of shares of our Common Stock do not have cumulative voting rights.

Dividend Rights

Holders of shares of our Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors of our Company (our “Board of Directors”) in its discretion from funds legally available therefor.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of our Company, holders of shares of our Common Stock are entitled to share pro rata all assets remaining after payment in full of all of our liabilities.

Other Rights

Holders of shares of our Common Stock have no pre-emptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Listing

Our Common Stock is listed for trading on the Nasdaq Capital Market under the symbol “GBFH”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Limited.

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws and under Nevada Law

Set forth below is a summary of the provisions of the Articles of Incorporation and the Bylaws, and under applicable Nevada law, that could have the effect of delaying or preventing a change in control of our Company.

The following description is only a summary, and it is qualified by reference to the Articles of Incorporation, the Bylaws, and relevant provisions of the Nevada Revised Statutes.

Blank Check Preferred Stock

Under the terms of our Articles of Incorporation, our Board of Directors is authorized to issue 10,000,000 shares of our undesignated Preferred Stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock, and the creation and issuance of any series of Preferred Stock could impede the success of any attempt to change control of our Company. For example, our Board of Directors, without stockholder approval, may create or issue Preferred Stock with conversion rights that could adversely affect the voting power of the holders of our Common Stock as well as rights to such Preferred Stock, in connection with implementing a stockholder rights plan. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such Preferred Stock may delay or prevent a change of control of our Company. Furthermore, shares of Preferred Stock, if any are issued, may have other rights, including economic rights, senior to our Common Stock, and, as a result, the issuance of any Preferred Stock could depress the market price of our Common Stock.

No Cumulative Voting

The Articles of Incorporation and the Bylaws do not provide holders of our Common Stock cumulative voting rights in the election of directors. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of shares of our Common Stock from obtaining representation on our Board of Directors. The absence of cumulative voting might also, under certain circumstances, render more difficult or discourage a merger, tender offer or proxy contest favored by a majority of our stockholders, the assumption of control by a holder of a large block of our stock, or the removal of incumbent management.

Advance Notice Requirements for Stockholder Proposals and Director Nominees

The Bylaws require stockholders seeking to make nominations of candidates for election as directors or to bring other business before a meeting of our stockholders to provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the Secretary at our principal executive offices not later than 90 days prior to the month and day one year subsequent to the date that the proxy materials regarding the last election of directors to our Board of Directors were mailed to stockholders. A stockholder’s notice must include certain information about the stockholder and the nominee or proposal as specified in the Bylaws. These advance notice provisions may restrict the ability of the stockholders to make nominations for directors at or bring business before a meeting of our Company’s stockholders.

Nevada Business Combination Statute

Nevada has a business combination statute that prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder”, unless the corporation’s board of directors approves the combination in advance. For purposes of the Nevada business combination statute, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of the Nevada business combination statute is potentially discouraging parties interested in taking control of our Company from doing so if it cannot obtain the approval of our Board of Directors.